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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*


                               CRW Financial, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    126276104
            --------------------------------------------------------
                                 (CUSIP Number)


                                J. Brian O'Neill
                 443 South Gulph Road, King of Prussia, PA 19406
                                 (610) 878-7425
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 12, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 126276104
          ---------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      J. Brian O'Neill
      ###-##-####
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                  |_|

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                         2,221,193
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                          2,221,193
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,196,193
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    28.60%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                       IN
-------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $0.01 per share ("Common Stock"), of CRW Financial, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 443 South Gulph Road, King of Prussia, PA 19406.

Item 2.  Identity and Background.

         (a)      Name:  J. Brian O'Neill (the "Reporting Person")

         (b) Residence or business address: CRW Financial, Inc., 443 South Gulph Road, King of Prussia, PA 19406

         (c) Present principal occupation: Chief Executive Officer of Issuer at Issuer's principal executive offices set forth in Item 1 ahove.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (f)      Citizenship:  United States


Item 3.  Source and Amount of Funds or Other Consideration.

         On December 5, 1996 the reporting person sold 50,000 shares of common stock at $8.70 per share and 50,000 shares at $9.2505


Item 4.  Purpose of Transaction.

         Securities of the Issuer beneficially owned by the Reporting Person as set forth herein were purchased for investment. The Reporting Person does not at this time have any plans or proposals with respect to the issuer as described in Item 4(a)-(j) of Schedule 13D. Subject to availability, price and applicable laws and regulations, the Reporting Person may purchase additional shares of Common Stock or other securities of the Issuer or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as it may from time to time determine.


Item 5.  Interest in Securities of the Issuer.

         (a) As of December 11, 1996, the Reporting Person beneficially owned 2,196,193 shares of Common Stock, constituting approximately 28.60% of the outstanding shares of Common Stock.

         (b) The Reporting Person has sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all shares of the Common Stock beneficially owned by it and described herein and shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of all shares of the Common Stock beneficially owned by it and described herein .

         (c)      See response to Item 3 above.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Eustace Wolfington, the Reporting Person's uncle, owns 71,219 shares of Common Stock and Eustace W. Mita, the Reporting Person's cousin, beneficially owns 24,100 shares of Common Stock. On July 19, 1995, Mr. Wolfington, Mr. Mita and the Reporting Person had reached an oral understanding to cosider under mutually agreeable circumstances possibly voting together withrespect to certain matter submitted to vote of the Company's stockholders. During August 1996, however, such individuals decided not to further consider voting together with respect to any matter submitted to a vote of the stockholder of the Company. The Reporting Person disclaims being part of any group with respect to the Issuer.


Item 7.  Material to Be Filed as Exhibits.

         None.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATE:                                  By:
     -----------------------------         -----------------------------------
                                           J. BRIAN O'NEILL